March 13, 2007

Larry Powalisz
CEO
Legends Business Group, Inc.
1375 Semoran Boulevard
Casselberry, Florida 32707

Re: **Legends Business Group, Inc.**
        Form SB-2
        Filed on February 13, 2007
        File No. 333-140666

Dear Mr. Powalisz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. You should not include such graphics and pictorial representations in any preliminary prospectus distributed to prospective investors prior to our review.

2.   We note your use of the term "the Company" throughout the prospectus. Since
        this term is vague and abstract, please revise to use your actual company name or
        a shortened version of it throughout your document.

Legends Business Group, page 1

3.   Please revise here and in the "Description of Business" section to discuss your fee
        structure for your services.

Going Concern, page 1

4.   Please revise here and on page 22 section to note that your independent auditor
        has expressed substantial doubt about your ability to continue as a going concern.

The Offering, page 2

5.   You state that the total shares outstanding as of September 1, 2006 are
        32,615,000. However, on page F-13 you state that you issued 77,615,000 shares
        of common stock from March through May of 2006. Please reconcile these
        statements.

Risk Factors, page 3

6.   Mitigating statements are not appropriate in the risk factor discussion. Please
        revise your risk factors to remove all mitigating language. For example, but
        without limitation, we note under the subheading There is no current public
        market for our common stock… you state "[a]lthough we plan to contact an
        authorized OTC bulletin board market maker for sponsorship of our securities on
        the over-the-counter bulletin board."

7.   On page 15, you note that Larry Powalisz beneficially owns 58% of your
        outstanding common stock. Please revise to include a risk factor noting the
        control that Larry Powalisz may exert over you.

8.   Please revise to include a risk factor discussing the fact that all revenues to date
        were generated from a related party.

We will require additional financing, page 4

9.   You state that you plan to raise additional funds through private placements.
        Please revise this section to add a separate risk factor specifically addressing the
        risk to investors of issuing additional securities. This discussion should include,
        but not be limited to, the dilutive effect such an issuance could have.

10.   Please revise to disclose that you currently have no arrangements to provide for financing.

We are significantly dependent on Larry Powalisz, our Chairman…, page 5

11.   Please advise us as to whether you have an employment agreement with Larry Powalisz. If you do not, please revise this risk factor to note this fact.

Mr. Powalisz is currently involved with other businesses…, page 5

12.   We note your statement that Mr. Powalisz "will devote only a portion of his time to our activities." Please revise to quantify the approximate amount of time that he will devote.

Selling Security Holders, page 7

13.   In the second full paragraph on page 7, you state that each of the selling security holders purchased the securities covered by this prospectus in the ordinary course of business. However, from you disclosure on page F-4 it appears that 32,500,000 shares of your common stock were issued in exchange for services. Please reconcile these disclosures. Also, please revise this section include a more detailed description of how the shareholders obtained their shares.

Determination of Offering Price, page 13

14.   You state that the offering price was determined by taking the product of multiplying your last private placement sale of $.010 times 1.5. Based on your disclosure on page F-4 it appears that the last private placement was at $.10 not $.010. Please advise or revise as necessary.

Duties, Responsibilities, and Experience, page 13

15.   Please revise to disclose the business experience of Larry Powalisz for the previous five years. This disclosure should include a discussion of his experience in assisting companies that endeavor to use a billing house to bill customer's monthly fees directly to their telephone bill.

Description of Business, page 17

16.   Please consider disclosing the address of your website in this section. Refer to
        Item 101(c) of Regulation SB-2.

17.   Please revise this section to clearly describe which of the noted services are
        provided by you and which are provided by clearinghouses. Also, please revise
        this section to reduce the disclosure regarding the clearinghouse business and to
        provide more robust disclosure regarding the services you will provide.

General, page 17

18.   You state that your "local exchange carrier billing consulting service provides
        assistance to companies that use third-party billing clearinghouses for the
        telecommunications industry." In the Industry Background section, you state that
        "[s]everal companies, including our local exchange carrier clearinghouse
        business, entered into these billing and collection agreements and became
        aggregators of telephone call records of third-tier long distance companies,
        thereby becoming 'third-party clearinghouses.'" Please revise this section to
        clarify whether you operate your own clearinghouse business.

ISP Regulatory and Compliance Matters

19.   Please revise to explain business jargon upon first use. We note, for example
        only, terms such as "free to pay conversion" and "LEC" billing.

20.   It appears from your disclosure that your customers will be telemarketers. Please
        revise throughout to clarify your client base.

Plan of Operation, page 21

21.   Please revise to specifically address how long you can satisfy your cash
        requirements and whether you will have to raise additional funds in the next
        twelve months. In addition, revise to include your specific, viable plan for
        overcoming your financial difficulties. Refer to Item 303(a) of Regulation S-B
        and FRC 607.02.

Liquidity and Capital Resources, page 22

22.   If material, disclose any known trends, events or uncertainties that have, or are
        reasonably likely to have, a material impact on your short-term or long-term
        liquidity. Refer to Item 303 of Regulation S-B.

23.   Please revise to note your cash balance as of the most recent practicable date.

24.   Please revise to disclose how you will pay for the roughly $4,110 in issuance
        expenses noted on page II-1.

Holders of Common Stock, page 23

25.   In this section, you state that you had 46 stockholders as of December 31, 2006.
        We note from the Selling Security Holders section that you have listed 46 selling
        securityholders. However, the selling securityholder table does not include Larry
        Powalisz. Please reconcile these disclosures.

Executive Compensation, page 24

26.   Please provide updated executive compensation disclosure for fiscal year 2006.
        Please note that Item 402 of Regulation S-B has been revised for periods ending
        on or after December 15, 2006. Refer to Securities Act Release No. 33-8732
        (published August 29, 2006).

Certain Relationships and Related Transactions, page 23

27.   Please revise to provide updated disclosure pursuant to revised Item 404 of
        Regulation S-B. Refer to Securities Act Release No. 33-8732 (published August
        29, 2006.) In this connection we note from Note 7 to the financial statements on
        page F-14 that all of your revenues were derived from a related party.

Financial Statements

Statement of Operations, page F-3

28.   We note from your disclosure at page F-14 that all of your revenues were with a
        related party. Please tell us what consideration you gave to disclosing your
        revenues as related party on the face of the financial statements.

29.   Explain to us how you determined it would be appropriate to include a separate
        line item for "stock based compensation". Reference is made to SAB 107.F.

30.   Please explain to us how you calculated the weighted average shares outstanding
        used in determining earnings per share. Based on your Statements of Changes in
        Stockholders' Equity, this amount appears to be the gross amount of shares
        outstanding at year end rather than a weighted average.

Note 1 – Organization and summary of significant accounting principles, page F-6

Organization, page F-6

31.   Please revise to include a description of the nature of the development stage
        activities in which you are engaged. Refer to paragraph 12 of SFAS 7.

Note 4 – Income taxes, page F-12

32.   Please revise to include the disclosures required by paragraphs 41 through 49 of
        SFAS 109 or explain to us how you determined these disclosures were not
        necessary. In your response, please include a discussion of any valuation
        allowance you have recorded and the impact of such allowance on your financial
        statements.

Note 5 – Stockholders' equity, page F-13

33.   We note from your disclosure that you issued shares in March 2006 and May
        2006 as compensation to your founders and consultants respectively. It appears
        that you have valued the shares issued at a value of $0.001 and $0.01 per share
        respectively. Explain to us how you determined the fair value of the shares that
        were issued. In your response, specifically address how you considered the
        private placement of 115,000 shares for $0.10 per share in May 2006 in your fair
        value analysis. Cite any accounting guidance in your response. Additionally,
        explain to us how you considered the need to include a discussion of the
        methodology used to value these shares in your financial statements and your
        MD&A.

34.   Your disclosure here that you issued 11,500 shares for cash is inconsistent with
        the 115,000 per the statement of changes in stockholders' equity. Please advise
        us as to the difference in these amounts or revise accordingly.

Issuance to Officers and Directors, page II-2

35.   Please revise this section to provide the information required by Item 701 of
        Regulation S-B for all of the unregistered sales of your securities that took place
        within the last three years. For instance, but without limitation, please revise to
        describe the issuance of the 32,500,000 shares described on page F-13.

Undertakings, page II-2

36.   Please revise your undertakings to note that you are subject to Rule 430C and to
        strike undertaking C.1.i. and ii. as you are not relying on Rule 430B.

Signatures, page II-4

37.   Please have the registration statement signed by your controller or principal accounting officer. Refer to Form SB-2, Instruction 1 to Signatures.

Exhibits

38.   Please file a copy of your Specimen Common Stock Certificate as an Exhibit. Refer to Item 601 of Regulation S-B.

39.   Please file the legal opinion with your next amendment, or provide us with a draft legal opinion. Refer to Item 601 of Regulation S-B. We must review your opinion and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amanda Jaffe, Accountant, at (202) 551-3473 or Robert Telewicz, Senior Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Barbara Moran, Esq.